March 18, 2008

VIA FAX & EDGAR
William J. Kearns
Staff Accountant
Office of Beverages, Apparel and Health Care Services
United States and Exchange Commission
Washington, D.C. 20549

Re:	Yanglin Soybean, Inc.
(Formerly Victory Divide Mining Company)
Item 4.01 Form 8K/A
Filed February 28, 2008
File No. 000-52127

Dear Mr. Kearns:

On behalf of Yanglin Soybean, Inc. (Formerly Victory Divide Mining Company, “Yanglin” or the “Company”), we hereby submit this response in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the Commission") set forth in the Staff's letter, dated February 29, 2008, with respect to our current report on Form 8K/A filed on February 28, 2008(“Form 8K/A”).

We understand and agree that:

●	Yanglin is responsible for the adequacy and accuracy of the disclosure in the filings
●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
●	Yanglin may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
We have reviewed your amended Form 8-K and are reissuing our prior comment number 1. In regards to the reports issued by Samuel H. Wong & Company, LLP on your financial statements please clarify which financial statements Samuel H. Wong & Company issued a report on (i.e. Victory Divide Mining Co. or Heilongjiang Yanglin Soybean Group Co., Ltd) and the periods covered by such reports. Please ensure the disclosure is in accordance with Item 304(a)(1)(ii) of Regulation S-B.

Response:

Samuel H. Wong & Company, LLP was retained by the Company on October 1, 2006 and through the date of this current report on Form 8K, Samuel H. Wong & Company, LLP issued a report on the audited financial statements of Heilonjiang Yanglin Soybean Group Co. Ltd.. for the three years ended December 31, 2004, December 31, 2005, and December 31, 2006 which were included in our current report on Form 8-K filed on October 10, 2007. Samuel H. Wong & Company, LLP also reviewed the interim financial statements of Heilongjiang Yanglin Soybean Group Co., Ltd. for the three months ended March 31, 2007 and the six months ended June 30, 2007, and the proforma balance sheet of Victory Divide Mining Company as of June 30, 2007, which were aslo included in our current report on Form 8-K filed on October 10, 2007. Samuel H. Wong & Company, LLP also reviewed the interim financial statements of Victory Divide Company for the nine months ended September 30, 2007 which were included in our quarterly report on Form 10-Q filed on November 29, 2007. We revised our Form 8K/A pursuant to your comments.

2.
Please file a letter from Samuel H. Wong & Company, LLP as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

Response:

A letter from Samuel H. Wong & Company, LLP reflecting their agreement with our disclosure in accordance  with 304(a)(1)(ii) of Regulation S-B is attached as Exhibit 16.1 in our Form 8K/A.

3.
We note that you engaged Albert Wong & Company LLP to serve as your principal auditor on Victory Divide Mining Co. The audit firm Albert Wong & Company LLP is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104htm#P313_42976.

We may be unable to accept a report issued by Albert Wong & Company LLP until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Albert Wong & company LLP should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Albert Wong & Company LLP plans to complete this process.

Response:

Our principal auditor Albert Wong & Company LLP has already contacted Mr. Kevin Stout and expects to  complete the review process on or before we file our annual report on Form 10K for the fiscal year ended  December 31, 2007.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely yours,

YANGLIN SOYBEAN, INC.

By: s/Shulin Liu

Name: Shulin Liu